(As filed with the Securities and Exchange Commission on July 16, 2001)

                                                              File No. 70-[____]

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-1

                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              Progress Energy, Inc.
                         Carolina Power & Light Company
                     North Carolina Natural Gas Corporation
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                            Florida Power Corporation
                               One Progress Plaza
                          St. Petersburg, Florida 33701

           (Names of companies filing this statement and addresses of principal executive offices)

              -----------------------------------------------------

                              PROGRESS ENERGY, INC.

 (Name of top registered holding company parent of each applicant or declarant)

             -------------------------------------------------------

                  William D. Johnson, Executive Vice President
                               and General Counsel
                      Progress Energy Service Company, LLC
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                     (Name and address of agent for service)

            --------------------------------------------------------

     The Commission is requested to mail copies of all orders, notices and other communications to:

     Steven Carr, Esq.                       William T. Baker, Jr., Esq
     Associate General Counsel               Thelen Reid & Priest LLP
     Progress Energy Service Company, LLC    40 W. 57th Street, 25th Floor
     410 South Wilmington Street             New York, New York  10019
     Raleigh, North Carolina  27602

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

          1.1  Background. Progress Energy, Inc. (formerly CP&L Energy,
               ----------
Inc.) ("Progress Energy"), a registered holding company under the Act,1 directly or indirectly owns all of the issued and outstanding common stock of three public-utility subsidiaries: Carolina Power & Light Company ("CP&L"), which generates, transmits, purchases and sells electricity in parts of North Carolina and South Carolina; Florida Power Corporation ("Florida Power"), a Florida corporation, which generates, transmits, purchases and sells electricity in parts of Florida; and North Carolina Natural Gas Corporation ("NCNG"), which distributes gas at retail in parts of eastern and south central North Carolina (collectively, CP&L, Florida Power and NCNG are referred to as the "Utility Subsidiaries"). Together, the Utility Subsidiaries provide electric service to approximately 2.8 million wholesale and retail customers in parts of three states and natural gas or gas transportation service to approximately 119,600 residential, commercial, agricultural and industrial customers, all in North Carolina. Progress Energy also holds, directly or indirectly, equity securities of numerous non-utility subsidiary companies.

     By order dated December 12, 2000 in File No. 70-9659 (the "December 12, 2000 Order"),2 the Commission authorized Progress Energy, the Utility Subsidiaries and Progress Energy's direct and indirect nonutility subsidiaries to engage in a program of external financing and intrasystem financing, to organize and acquire the equity securities of specified types of new subsidiaries, to pay dividends out of capital or unearned surplus, and to engage in other related financial and structural transactions. Among the other specific approvals granted, the Commission authorized NCNG to issue and sell from time to time commercial paper, bank notes and other forms of indebtedness having maturities of one year or less in an aggregate principal amount at any time outstanding not to exceed $125 million ("Short-term Debt") and long-term debt securities and preferred securities having maturities of up to 50 years ("Long-term Securities") in an aggregate principal amount at any time outstanding which, when added to NCNG Short-term Debt at any time outstanding, will not exceed $750 million. In addition, the Commission authorized Progress Energy to establish and make short-term loans to the Utility Subsidiaries, and the Utility Subsidiaries to make loans to and borrow from each other, through a system money pool arrangement (the "Utility Money Pool"). Under the December 12, 2000 Order, NCNG is authorized to make borrowings under the Utility Money Pool in an amount at any time outstanding not to exceed $125 million.3

     The applicants now request that the Commission authorize an increase in NCNG's Short-term Debt limit from $125 million to $400 million. In addition, because it is contemplated that NCNG will, for the foreseeable future, continue to satisfy all of its short-term borrowing requirements through borrowings under the Utility Money Pool, it is also requested that the Commission approve a corresponding increase in the maximum amount of borrowings that NCNG may make


------------------------
1    See CP&L Energy, Inc., et al., Holding Co. Act Release No. 27284
     --- -------------------------
(Nov. 27, 2000).
2    See Progress Energy, Inc., et al., Holding Co. Act Release No.
     --- -----------------------------
27297.
3    CP&L is authorized under the December 12, 2000 Order to make borrowings under the Utility Money Pool in a maximum principal amount at any time outstanding not to exceed $400 million. Borrowings by Florida Power under the Utility Money Pool are exempt under Rule 52(a).

under the Utility Money Pool from $125 million to $400 million. Subject to obtaining further approval from the North Carolina Utilities Commission ("NCUC"), NCNG also seeks authorization to issue Long-term Securities to Progress Energy and Progress Energy requests authorization to acquire Long-term Securities from NCNG. NCNG is not requesting any increase in the overall limit on Short-term Debt and Long-term Securities (i.e., $750 million) that it may issue or in the terms, conditions or restrictions applicable to Utility Money Pool borrowings, as set forth in the December 12, 2000 Order.

          1.2  Reason for the Requested Modification. At the time that the
               -------------------------------------
Application/Declaration was filed in File No. 70-9659, NCNG contemplated that it would issue Long-term Securities, including unsecured medium-term notes, in the external capital markets. In this connection, in July 2000, several months before Progress Energy registered as a holding company, NCNG filed a Registration Statement on Form S-3, utilizing the "shelf" registration process, under which it could issue and sell long-term unsecured debt securities in an aggregate amount not to exceed $300 million. (See Exhibit C-3 to the Application/Declaration in File No. 70-9659). However, NCNG subsequently determined that it could achieve a lower overall effective cost of funds through long-term borrowings made directly from Progress Energy and through short-term borrowings under the Utility Money Pool. Accordingly, NCNG has terminated its "shelf" registration under the Securities Act of 1934 and does not contemplate issuing Long-term Securities in the external capital markets in the near term. Instead, NCNG contemplates that it will make direct borrowings from Progress Energy and rely more heavily on the availability of short-term borrowings under the Utility Money Pool. Any direct borrowings by NCNG from Progress Energy will have interest rates and maturities that are designed to parallel Progress Energy's effective cost of funds.4 NCNG will report the amounts, maturities and interest rates of any direct borrowings from Progress Energy, as well as Utility Money Pool borrowings, as part of the quarterly reports under Rule 24 filed in File No. 70-9659.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

          It is estimated that the fees, commissions and expenses incurred or to be incurred in connection with the filing of this Application/Declaration will not exceed $5,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

          The direct borrowings by NCNG from Progress Energy and borrowings from and loans to the Utility Money Pool by NCNG are subject to Sections 6(a), 7, 9(a), 10, and 12(b) of the Act and Rules 42 and 45 thereunder. In addition, these transactions are subject to Rule 54. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of any subsidiaries of a registered holding company that are "exempt wholesale


------------------------
4    NCNG, a Delaware corporation, may not rely upon the exemption that is provided by Rule 52(a) in connection with the issuance of securities. Nevertheless, it is intended that any direct borrowings by NCNG from Progress Energy will comply with the requirements of Rule 52(a) as to interest rates and maturities.

generators" ("EWGs") or "foreign utility companies" ("FUCOs") in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

     Rule 53(a)(1): Progress Energy's "aggregate investment" in EWGs and FUCOs is approximately $110 million, or approximately 5.58% of Progress Energy's "consolidated retained earnings" (as defined in Rule 53(a)) at March 31, 2001 ($1.97 billion).

     Rule 53(a)(2): Progress Energy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Progress Energy will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

     Rule 53(a)(3): No more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     Rule 53(a)(4): Progress Energy will submit copies of the applicable filings made with the Commission to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries.

     In addition, Progress Energy states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4.   REGULATORY APPROVAL.
          -------------------

          The issue and sale of any debt securities by NCNG having a maturity of more than two years requires approval by the NCUC. NCNG will file an application with the NCUC at the appropriate time in connection with any issuance of debt securities having a maturity of more than two years to Progress Energy and will file a copy of the order of such commission by post-effective amendment. No state commission and no federal commission, other than this Commission, has jurisdiction over any other transaction proposed herein.

ITEM 5.   PROCEDURE.
          ---------

          The applicants request that the Commission issue a notice of the filing of this Application/Declaration as soon as practicable and that the Commission's order approving this Application/Declaration be issued as soon after the notice period as its rules allow, subject to the requirements of Rule 24(c)(2). The applicants further request that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which such order is to become effective. The applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

          A.   EXHIBITS.
               --------

               A -  None.

               B - Utility Subsidiary Money Pool Agreement. (Incorporated by reference to Exhibit B-2 to Application/Declaration on Form U-1 in File No. 70-9659).

               C -  None.

               D -  None at this time.

               E -  None.

               F -  Opinion of Counsel. (To be filed by amendment).

               G -  Form of Federal Register Notice.

          B.   FINANCIAL STATEMENTS.
               --------------------

  FS-1    Progress Energy Consolidated       Incorporated by reference to Annual
          Statement of Income for the        Report of Progress Energy on Form
          year ended December 31, 2000       10-K for the year ended December
                                             31, 2000  (File No. 1-15929)

  FS-2    Progress Energy Consolidated       Incorporated by reference to Annual
          Balance Sheet as of                Report of Progress Energy on Form
          December 31, 2001                  10-K for the year ended December
                                             31, 2000  (File No. 1-15929)

  FS-3    Progress Energy Consolidated       Incorporated by reference to
          Statement of Income for the        Quarterly Report of Progress Energy
          three months ended                 on Form 10-Q for the period ended
          March 31, 2001                     March 31, 2001  (File No. 1-15929)

  FS-4    Progress Energy Consolidated       Incorporated by reference to
          Balance Sheet as of                Quarterly Report of Progress Energy
          March 31, 2001                     on Form 10-Q for the period ended
                                             March 31, 2001  (File No. 1-15929)

  FS-5    NCNG Consolidated Statement of     Filed herewith
          Income for twelve months ended
          December 31, 2000

  FS-6    NCNG Consolidated Balance Sheet    Filed herewith
          as of December 31, 2000

  FS-7    NCNG Consolidated Statement of     Filed herewith
          Income for three months ended
          March 31, 2001

  FS-8    NCNG Consolidated Balance Sheet    Filed herewith
          as of March 31, 2001


                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                        PROGRESS ENERGY, INC.
                                        CAROLINA POWER & Light Company
                                        NORTH CAROLINA NATURAL GAS CORPORATION
                                        FLORIDA POWER CORPORATION


                                        By: /s/ William D. Johnson
                                                ------------------
                                        Name:   William D. Johnson
                                        Title:  Secretary
Date:  July 16, 2001

NORTH CAROLINA NATURAL GAS CORPORATION
 STATEMENTS OF INCOME                                              Year ended
                                                                   December 31

(In thousands)                                                        2000
--------------------------------------------------------------------------------
OPERATING REVENUES
  Natural gas revenues                                           $      338,245
  Diversified business revenues                                           6,029
--------------------------------------------------------------------------------
     Total operating revenues                                           344,274

OPERATING EXPENSES
  Cost of gas                                                           267,780
  Other operation and maintenance                                        30,980
  Depreciation and amortization                                          19,395
  General taxes                                                           3,360
  Diversified business expenses                                           4,862
--------------------------------------------------------------------------------
     Total Operating Expenses                                           326,377
--------------------------------------------------------------------------------
OPERATING INCOME                                                         17,897
--------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)                                                    5,363
--------------------------------------------------------------------------------
INCOME BEFORE INTEREST CHARGES AND INCOME TAXES                          23,260
--------------------------------------------------------------------------------
INTEREST CHARGES                                                          6,538
--------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                               16,722
INCOME TAXES                                                             10,232
--------------------------------------------------------------------------------
NET INCOME                                                       $        6,490
--------------------------------------------------------------------------------

NORTH CAROLINA NATURAL GAS CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands)

                                                                DECEMBER 31
Assets                                                      2000          1999
--------------------------------------------------------------------------------
Utility Plant
     Gas utility plant in service                         378,464       353,850
     Accumulated depreciation                            (142,466)     (129,176)
--------------------------------------------------------------------------------
          Utility plant in service, net                   235,998       224,674
     Electric plant held for future use                         -           923
     Construction work in progress                        105,336        33,587
--------------------------------------------------------------------------------
          Total Utility Plant, Net                        341,334       259,184
--------------------------------------------------------------------------------
CURRENT ASSETS
     Cash and cash equivalents                              1,557         1,157
     Accounts receivable                                   53,352        14,632
     Income taxes receivable, net                           1,012             -
     Recoverable purchased gas costs                        7,518         5,660
     Inventory                                             17,963        17,444
     Prepaid expenses                                           -           350
     Deferred gas costs - unbilled volumes                 15,222         6,094
     Other current assets                                   3,026           168
--------------------------------------------------------------------------------
          Total Current Assets                             99,650        45,505
--------------------------------------------------------------------------------
DEFERRED DEBITS AND OTHER ASSETS
     Unamortized debt expense                               3,927         4,719
     Diversified business property, net                       939         5,800
     Miscellaneous other property and investments           7,858         5,370
     Goodwill                                             227,496       237,415
     Other assets and deferred debits                         284         2,608
--------------------------------------------------------------------------------
          Total Deferred Debits and Other Assets          240,504       255,911
--------------------------------------------------------------------------------
          TOTAL ASSETS                                    681,488       560,600
--------------------------------------------------------------------------------

CAPITALIZATION AND LIABILITIES
--------------------------------------------------------------------------------
CAPITALIZATION
     Common stock                                         367,588       363,723
     Retained earnings                                      6,259          (231)
--------------------------------------------------------------------------------
          Total Capitalization                            373,847       363,492
--------------------------------------------------------------------------------
CURRENT LIABILITIES
     Accounts payable                                      44,913        19,243
     Accounts payable to affiliated companies              71,442             -
     Notes payable to affiliated companies                145,280       134,983
     Income taxes payable                                       -           234
     Interest Accrued                                         518           409
     Other current liabilities                             11,085         9,315
--------------------------------------------------------------------------------
          Total Current Liabilities                       273,238       164,183
--------------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER LIABILITIES
     Accumulated deferred income taxes                     25,120        22,407
     Accumulated deferred investment tax credits            1,888         2,083
     Regulatory liability for income taxes, net             1,575         1,782
     Other liabilities and deferred credits                 5,820         6,653
--------------------------------------------------------------------------------
          Total Deferred Credits and Other Liabilities     34,403        32,925
--------------------------------------------------------------------------------
          TOTAL CAPITALIZATION AND LIABILITIES            681,488       560,600
--------------------------------------------------------------------------------

NORTH CAROLINA NATURAL GAS CORPORATION
 STATEMENTS OF INCOME                                         Three months ended
                                                                    March 31

(In thousands)                                                        2001
--------------------------------------------------------------------------------
OPERATING REVENUES
  Natural gas revenues                                           $      138,572
  Diversified business revenues                                              15
--------------------------------------------------------------------------------
     Total operating revenues                                           138,587

OPERATING EXPENSES
  Cost of gas                                                           109,593
  Other operation and maintenance                                         9,520
  Depreciation and amortization                                           5,158
  General taxes                                                           1,097
  Diversified business expenses                                              11
--------------------------------------------------------------------------------
     Total Operating Expenses                                           125,379
--------------------------------------------------------------------------------
OPERATING INCOME                                                         13,208
--------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)                                                    1,390
--------------------------------------------------------------------------------
INCOME BEFORE INTEREST CHARGES AND INCOME TAXES                          14,598
--------------------------------------------------------------------------------
INTEREST CHARGES                                                          1,244
--------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                               13,354
INCOME TAXES                                                              5,830
--------------------------------------------------------------------------------
NET INCOME                                                       $        7,524
--------------------------------------------------------------------------------

NORTH CAROLINA NATURAL GAS CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands)

                                                       MARCH 31     DECEMBER 31
ASSETS                                                   2001           2000
--------------------------------------------------------------------------------
UTILITY PLANT
     Gas utility plant in service                         382,936       378,464
     Accumulated depreciation                            (146,118)     (142,466)
--------------------------------------------------------------------------------
          Utility plant in service, net                   236,818       235,998
     Construction work in progress                        123,534       105,336
--------------------------------------------------------------------------------
          Total Utility Plant, Net                        360,352       341,334
--------------------------------------------------------------------------------
CURRENT ASSETS
     Cash and cash equivalents                              1,723         1,557
     Accounts receivable                                   52,105        53,352
     Income taxes receivable, net                               -         1,012
     Recoverable purchased gas costs                          754         7,518
     Inventory                                             14,697        17,963
     Deferred gas costs - unbilled volumes                 17,623        15,222
     Other current assets                                       -         3,026
--------------------------------------------------------------------------------
          Total Current Assets                             86,902        99,650
--------------------------------------------------------------------------------
DEFERRED DEBITS AND OTHER ASSETS
     Unamortized debt expense                               3,756         3,927
     Diversified business property, net                       938           939
     Miscellaneous other property and investments           3,890         7,858
     Goodwill                                             226,020       227,496
     Other assets and deferred debits                         893           284
--------------------------------------------------------------------------------
          Total Deferred Debits and Other Assets          235,497       240,504
--------------------------------------------------------------------------------
          TOTAL ASSETS                                    682,751       681,488
--------------------------------------------------------------------------------

CAPITALIZATION AND LIABILITIES
--------------------------------------------------------------------------------
CAPITALIZATION
     Common stock                                         367,588       367,588
     Retained earnings                                     13,783         6,259
--------------------------------------------------------------------------------
          Total Capitalization                            381,371       373,847
--------------------------------------------------------------------------------
CURRENT LIABILITIES
     Accounts payable                                      39,546        44,913
     Accounts payable to affiliated companies              46,868        71,442
     Notes payable to affiliated companies                167,838       145,280
     Income taxes payable                                   5,552             -
     Interest Accrued                                         551           518
     Other current liabilities                              5,291        11,085
--------------------------------------------------------------------------------
          Total Current Liabilities                       265,646       273,238
--------------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER LIABILITIES
     Accumulated deferred income taxes                     25,217        25,120
     Accumulated deferred investment tax credits            1,839         1,888
     Regulatory liability for income taxes, net             1,575         1,575
     Other liabilities and deferred credits                 7,103         5,820
--------------------------------------------------------------------------------
          Total Deferred Credits and Other Liabilities     35,734        34,403
--------------------------------------------------------------------------------
          TOTAL CAPITALIZATION AND LIABILITIES            682,751       681,488
--------------------------------------------------------------------------------